Yunhong International

4 - 19/F, 126 Zhong Bei

Wuchang District, Wuhan, China 430061

February 11, 2020

VIA EDGAR

Mr. Ron Alper

Division of Corporation Finance

Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Yunhong International

Registration Statement on Form S-1

Filed June 28, 2019, as amended

File No. 333-232432

Dear Mr. Alper:

On February 7, 2020, Yunhong International (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. (New York time) on February 10, 2020, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Loeb & Loeb LLP